FOR IMMEDIATE RELEASE

SUBSEQUENT OFFERING PERIOD FOR CVR ENERGY TENDER OFFER TO EXPIRE THIS FRIDAY

Contact: Susan Gordon, (212) 702-4309

New York, New York, May 15, 2012 – Carl C. Icahn today announced that the subsequent offering period with respect to the tender offer for CVR Energy, Inc. will expire at 11:59 p.m., New York City time, on Friday, May 18, 2012. During the subsequent offering period, holders of CVR common stock who did not tender their shares during the initial offer period may tender their shares and receive, on a first-come, first-served basis, the same consideration of $30.00 per share in cash, plus a non-transferable contingent cash payment right, that was offered during the initial offer period.

In deciding whether to tender, CVR shareholders should consider the following:

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The purchase of CVR shares pursuant to the initial offer period has reduced, and the purchase of additional shares during the subsequent offering period will further reduce, the number of holders of CVR shares and the number of shares that might otherwise trade publicly. This may adversely affect the liquidity and market value of the remaining shares held by the public.

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The CVR shares are currently listed and traded on the New York Stock Exchange (NYSE). Depending upon the aggregate market value and the number of shares not purchased during the subsequent offering period, the shares may no longer meet the standards for continued listing on the NYSE. If, as a result of the purchase of CVR shares pursuant to the offer, the shares no longer meet the requirements of the NYSE for continued listing and the listing of the shares is discontinued, the market for the shares could be adversely affected.

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The CVR shares are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such registration may be terminated upon application of CVR to the Securities and Exchange Commission (SEC) if the shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the shares. The termination of the registration of the shares under the Exchange Act would substantially reduce the information required to be furnished by CVR to its stockholders and to the SEC, and would make certain of the provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders meetings and the related requirement of an annual report to stockholders, and the requirements of Rule 13e-3 with respect to going private transactions) no longer applicable with respect to the shares or to CVR.

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The CVR shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on such shares as collateral. Depending on factors similar to those described above regarding listing and market quotations, it is possible the shares would no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and therefore could no longer be used as collateral for loans made by brokers. If registration of the shares under the Exchange Act were terminated, the shares would no longer be “margin securities.”

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CVR has begun to interview and will promptly engage one or more independent, nationally-recognized investment banking companies to commence a 60-day sale process to solicit acquisition proposals from third parties to acquire the company. We have agreed to support any bona fide offer made during that 60-day sale process to acquire the stock or assets of CVR, as an entirety, for all-cash consideration, that results in each stockholder receiving a net amount that is equal to or exceeds $35.00 per share and is otherwise on terms and conditions reasonably acceptable to us. We may, but are not obligated to, accept offers that result in net consideration below $35 per share. We are not committed to supporting any cash or non-cash offer after the 60-day sale process. But in any event, as a result of the contingent value rights, if the company is sold for more than $30 per share within the next 15 months, holders tendering during the subsequent offering period will receive not only an immediate $30 in cash per share but also the difference between $30 and the price at which the company is sold.

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As previously disclosed, we have attempted to find buyers for the company without success. While we believe that prospective purchasers of the company may be found during the 60-day sale process, no assurances can be given that any offers will be forthcoming or that a transaction will be completed during the 60-day process or during the subsequent 13 months. If that is the case, the contingent value rights will expire worthless.

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Once the 60-day sale process ends, we will be under no obligation to attempt to sell the company and we do not currently intend to actively seek to do so. If the 60-day sale process ends without an offer for CVR being accepted, we currently intends to focus on operating the company’s business for the benefit of its shareholders because we believe that continual shopping of the company could be disruptive to its operations.

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It is possible that a sale of the company, or all or substantially all of its assets, will not occur. Further, it is possible that the company may sell assets that constitute less than all or substantially all of the assets, in which case holders of contingent value rights will not become entitled to any payments. However, no partial sales of assets will take place during the 60-day sale process.

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As a result of the change in control of CVR that occurred upon the closing of the tender offer on May 4th, CVR became obligated to commence an offer to repurchase all of its outstanding 9.0% First Lien Senior Secured Notes due 2015 and 10.875% Second Lien Senior Secured Notes due 2017 at a price equal to 101% of the principal and accrued and unpaid interest on such Notes. Approximately $670 million aggregate principal amount of such Notes are currently outstanding. Depending on the amount of such Notes that are tendered to the company in connection with such offer, CVR could need to obtain a replacement source of funding in order to repay such indebtedness and continue to operate its business in the ordinary course.

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We have agreed with CVR that if, following the subsequent offering period, we own at least 90% of CVR’s outstanding shares, we will promptly effectuate a short-form merger of the company with one of our affiliates, in which all remaining shareholders will receive the same consideration of $30 per share plus the contingent value right received by shareholders tendering in the offer. Shareholders who do not wish to accept that consideration will have an opportunity to exercise statutory appraisal rights under Delaware law.

If you desire to tender your CVR shares pursuant to the offer but you cannot comply in a timely manner with the procedures for tendering your shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the expiration of the subsequent offering period, you may tender your shares by following the procedures for guaranteed delivery described in the Offer to Purchase.

A Supplement to the Offer to Purchase and certain related documents have been mailed to CVR shareholders. Copies of the Supplement, the Offer to Purchase and related documents may be obtained, free of charge, at the SEC’s web site at http://www.sec.gov and also by contacting the Information Agent for the offer:

D.F. King & Co., Inc.
48 Wall Street,
22nd Floor
New York, NY 10005
Banks and Brokerage Firms Please Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 347-4750
Email: information@dfking.com

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NOTICE TO INVESTORS

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE TENDER OFFER DESCRIBED ABOVE. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE DATED FEBRUARY 23, 2012, AS AMENDED, AND RELATED DOCUMENTS THAT CARL C. ICAHN AND CERTAIN OF HIS AFFILIATES DISTRIBUTED TO HOLDERS OF COMMON STOCK OF CVR ENERGY, INC. AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AS EXHIBITS TO THEIR SCHEDULE TO. HOLDERS OF COMMON STOCK SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. HOLDERS OF COMMON STOCK MAY OBTAIN A FREE COPY OF THE SCHEDULE TO, THE OFFER TO PURCHASE AND OTHER DOCUMENTS FROM THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV.